SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2002

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X        Form 40-F
                                    ---                 ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                    Yes       No  X
                                        ---      ---

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                                                                  [LOGO OMITTED]

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
               C.N.P.J. 02.558.132/0001-69 N.I.R.E. 53.300.005.800

MINUTES OF THE 181st (ONE HUNDRED AND EIGHTY-FIRST) EXTRAORDINARY BOARD MEETING

1 - DATE, TIME, AND LOCATION OF THE MEETING: The meeting was held on December 27th (twenty-seventh) of 2002 (two thousand and two), at 9:00 AM (nine hundred hours), at the Company's headquarters, located at SETOR COMERCIAL SUL, QUADRA 02, BLOCO C, N 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, CEP 70302-916, in the city of Brasilia, in the Federal District of Brazil. 2 - CALL FOR
ATTENDANCE: The meeting was summoned by Mr. ALEXANDRE BELDI NETTO, chairman of the Company's Board of Directors. 3 - OPENING: The meeting was opened with the presence of the following members of the Company's Board of Directors: Mr. Alexandre Beldi Netto, Mr. Mario Cesar Pereira de Araujo, Mr. Marco Antonio Beldi, Mr. Antonio Fabio Beldi, Mr. Nelson Guarnieri de Lara, Mr. Araldo Alexandre Marcondes de Souza, and Mr. Ricardo de Souza Adenes. 4 - THE BOARD:
Mr.  ALEXANDRE  BELDI  NETTO,  chairman  of the  Company's  Board of  Directors, conducted the proceedings, and invited board member MARIO CESAR PEREIRA DE ARAUJO to act as secretary. 5 - ORDER OF THE DAY: PARTICIPATION OF THE COMPANY IN PUBLIC NOTICE FOR THE GRANT OF AUTHORIZATION TO USE RADIOFREQUENCY FOR EXPANSION OF PERSONAL COMMUNICATION SERVICE, ACCORDING TO ACT NUMBER 27740, OF JULY 30TH, 2002 ("PUBLIC NOTICE ACT"), REGARDING THE ACQUISITION OF RADIOFREQUENCY BLOCKS, AS DEFINED IN ANNEX I OF WRITTEN NOTICE NUMBER 494/2002/PVCPR/PVCP/SPV-ANATEL ("NOTICE"). 6 - DELIBERATIONS: The participation of the Company in the Public Notice regarding the acquisition of radiofrequency blocks, as defined in Annex I of the Notice, was approved. The President of the Company, or any person duly authorized by the President of the Company, shall at his own judgment specify the radiofrequency blocks. The Board also approved the performance of all acts necessary to the formalization of the Company in the Public Notice Act, including, but not limited to, adapting the Company's instruments for Concession and Authorization of Mobile Cellular Service for Personal Communication Service (PCS), in the terms of Resolution 254, of January 1st, 2001, and signing the Agreement for Grant of Authorization for Usage of Radio Frequencies (TERMO DE OUTORGA DE AUTORIZACAO DE USO DE RADIOFREQUENCIAS). 7 - CLOSING: The meeting was closed and the present minutes were drawn as a summary, read, considered appropriate, and signed by the members of the Board of Directors. Brasilia-DF, December 27th, 2002. We hereby certify that the present document is a true copy of its original, drawn in its appropriate minute book.


                              ALEXANDRE BELDI NETTO
                       President of the Board of Directors


    MARIO CESAR PEREIRA DE ARAUJO                       MARCO ANTONIO BELDI
        Member of the Board                             Member of the Board

     NELSON GUARNIERI DE LARA                           ANTONIO FABIO BELDI
        Member of the Board                             Member of the Board

    ARALDO ALEXANDRE M. DE SOUZA                      RICARDO DE SOUZA ADENES
        Member of the Board                             Member of the Board

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    Tele Centro Oeste Cellular Holding Company


Date: December 31, 2002             By:    /S/ MARIO CESAR PEREIRA DE ARAUJO
                                        ----------------------------------------
                                        Name:  Mario Cesar Pereira de Araujo
                                        Title: President